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CIBT Expands Hospitality and Hotel Management Programs to Jamaica

March 3rd, 2009 CNW Group: CIBT Education Group Inc. (NYSE Alternext and TSX.V symbol: MBA) (“CIBT”) is pleased to report that its subsidiary Sprott-Shaw Community College has signed a Memorandum of Understanding with the Ministry of Training and Social Security in Jamaica, to offer hospitality and tourism training to students in Jamaica in a partnership with the Jamaican government.

The program will consist of studies at Sprott-Shaw’s Kelowna campus, followed by practicum studies in Vancouver and concluded with self-directed learning via the internet.  Upon completion of the program, Jamaican students will receive industry certification recognized by the American Hotel and Lodging Association Education Institute (AHLA-EI), a world recognized non-profit organization with thousands of member hotels around the world.  Graduates will possess practical industry knowledge and an AHLA-EI certification, which is recognized by most major hotel chains, thereby substantially increasing their employment prospects.

“It is a delight for the Government of Jamaica to partner with Sprott-Shaw Community College in providing Hospitality and Tourism training to our citizens, commented Mr. Errol Miller, Chief Technical Director of the Ministry of Labour and Social Security in Jamaica.  “While we have certainly had a long lasting relationship with Canada, this partnership reinforces this relationship and benefits everyone involved especially the students.  The persons involved in this program will not only benefit from the training but also from their experience in Canada.”

“Sprott-Shaw Community College is proud to partner with the Jamaican Government in this initiative.” commented Dean Duperron, President of Sprott-Shaw Community College. “As an international organization, Sprott-Shaw provides a unique credential and recognizes the world-wide value of training in the multi-billion dollar Hospitality Industry.”

“We are excited to be working with the Jamaican government to offer our hospitality programs to students in the country,” commented Toby Chu, Vice Chairman and CEO of CIBT Education Group Inc.  “Our presence there is significant as Jamaica is a very popular destination for holiday travelers.  The opportunity to train students in the country’s hospitality industry will enhance their employability, improve their life-styles and increase their potential earnings.”

About CIBT Education Group Inc.

CIBT is an education management and investment company with a special focus on the global education market.  Its subsidiaries, CIBT School of Business & Technology Corp., Tourism Training Institute, Concordia Career College, Modus International Language College and Sprott-Shaw Degree College Corp., which is comprised of Sprott-Shaw Degree College, Sprott-Shaw Community College (established in 1903), Sprott-Shaw International Language College, possess a combined operating history of over 118 years in China and Canada’s education sectors.  CIBT owns and operates a network of business, technical and language colleges with presence at over 40 campuses and teaching centers including Canada, China, Vietnam, Jordan and the Philippines. CIBT delivers North American and Chinese accredited business and management degree programs, automotive, and diesel maintenance programs, IT programs, travel and tourism programs and career/vocational programs through its network of campuses across China and Canada.  In 2006, CIBT initiated plans to aggressively expand its business presence across China and to establish schools in other parts of Asia including South Korea, Thailand, Taiwan, Hong Kong, Malaysia and India.  CIBT also owns Irix Design Group, a leading full service design and advertising company based in Vancouver, Canada.  In 2008, Irix Design was ranked 15th in the list of Biggest Ad Agencies in Greater Vancouver by the Business in Vancouver newspaper.

CIBT Education Group Inc.

/s/ Toby Chu
Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: Ed Cheung N. America Toll Free: 1-888-865-0901 extension 318 * Email: info@cibt.net

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